May 14, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. John Hartz
Senior Assistant Chief Accountant

Re:	Hawkins, Inc.
Form 10-Q for the quarter ended December 31, 2006 filed May 7, 2007
File No. 0-7647

Dear Mr. Hartz:

This letter responds to the additional comment set forth in your letter dated May 9, 2007. For your convenience, we have repeated and numbered the comment in your letter.

It is our understanding that we will need to consider this additional comment, and incorporate appropriate disclosure, in our future reports on Forms 10-K and 10-Q.

Pursuant to the staff’s request, Hawkins, Inc. (the “Company”) hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist the staff in reviewing this letter, we will separately deliver to Mr. Hartz and Ms. Do, by overnight mail, a copy of this letter.

Form 10-Q for the quarter ended December 31, 2006

Item 4. Controls and Procedures, page 13

1.

You state that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were not effective for the purposes for which they were designed as of the quarter ended December 31, 2006 because implementation and transitional issues encountered with implementation of your new Enterprise Resource Planning (ERP) system resulted in your inability to file the December 31, 2006 Form 10-Q within the filing period specified in the SEC’s rules and forms. In future filings, please use only the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), or simply state that the disclosure controls and procedures were either effective or ineffective, as applicable.

Response: In future filings, the Company will use only the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), or simply state that the disclosure controls and procedures were either effective or ineffective, as applicable.

* * * * *

Should there be any questions or comments with respect to the above response, or should additional information be required, please contact the undersigned at (612) 617-8571.

Yours truly,

/s/ Marvin E. Dee

Marvin E. Dee

Vice President and CFO

cc:	Jenn Do
John R. Hawkins
Eric Sweerin
Ronald Hafner
Steven C. Kennedy
W. Morgan Burns